FSD Pharma Inc.

Condensed consolidated interim financial statements

For the three and six months ended June 30, 2023, and 2022

(unaudited) (expressed in United States dollars, except per share amounts)

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

[unaudited] [expressed in United States dollar]

As at		June 30,	December 31,
		2023	2022
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents		5,670,847	16,980,472
Other receivables	4	369,024	374,377
Prepaid expenses and deposits	5	502,682	472,137
Note receivables		230,839	-
Finance receivables, net	6	2,322,368	-
Net investment in lease		11,050	23,188
		9,106,810	17,850,174
Non-current assets
Equipment, net		95,574	105,729
Investments	7	550,283	827,612
Right-of-use asset, net		81,957	155,196
Finance receivables, net	6	6,005,719	7,431,656
Intangible assets, net	8	5,567,748	12,040,289
		21,408,091	38,410,656
LIABILITIES
Current liabilities
Trade and other payables	9	5,318,810	7,108,419
Lease obligations	10	107,202	177,870
Warrants liability	11	122,351	243,594
Notes payable		300,549	300,549
		5,848,912	7,830,432
Non-current liabilities
Lease obligations	10	9,911	38,004
		5,858,823	7,868,436
SHAREHOLDERS' EQUITY
Class A share capital	12	151,588	151,588
Class B share capital	12	137,306,933	143,258,972
Warrants	12	3,235,495	2,142,400
Contributed surplus		29,824,687	28,500,924
Foreign exchange translation reserve		435,112	652,601
Accumulated deficit		(155,404,547)	(144,164,265)
		15,549,268	30,542,220
		21,408,091	38,410,656
Commitments and contingencies	17
Subsequent events	19

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board:

"Signed"	"Signed"
Director - Zeeshan Saeed	Director - Nitin Kaushal

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

[unaudited] [expressed in United States dollar, except number of shares]

		Three months ended June 30,		Six months ended June 30,
		2023	2022	2023	2022
	Notes	$	$	$	$
Expenses
General and administrative	15	1,870,758	4,966,529	4,587,535	8,494,831
External research and development fees		1,610,528	1,412,104	3,922,124	2,349,156
Share-based payments	13	403,393	355,006	3,609,928	438,167
Depreciation and amortization	8	1,107,318	1,132,364	2,237,289	2,233,519
Impairment loss	8	3,839,523	-	4,319,619	-
Total operating expenses		8,831,520	7,866,003	18,676,495	13,515,673

Loss from continuing operations		(8,831,520)	(7,866,003)	(18,676,495)	(13,515,673)

Interest income	16	(186,163)	(2,218)	(458,504)	(2,218)
Finance expense, net		-	16,253	667	32,635
Gain on remeasurement of financial liability	17	(2,926,922)	-	(2,926,922)	(82,725)
Gain on change in fair value of derivative liability	11	(328,193)	(97,264)	(121,243)	(339,783)
Loss on changes in fair value of investments	7	100,051	182,731	277,329	302,754
Net loss from continuing operations		(5,490,293)	(7,965,505)	(15,447,822)	(13,426,336)

Net income from discontinued operations	3	-	3,541,340	-	3,096,834
Net loss		(5,490,293)	(4,424,165)	(15,447,822)	(10,329,502)

Other comprehensive loss
Items that may be subsequently reclassified to loss:
Exchange (loss) gain on translation of foreign operations		(232,891)	124,571	(217,489)	50,986
Comprehensive loss		(5,723,184)	(4,299,594)	(15,665,311)	(10,278,516)

Net loss per share
Basic and diluted - continuing operations	14	(0.14)	(0.21)	(0.39)	(0.34)
Basic and diluted - discontinued operations	14	-	0.09	-	0.08

Weighted average number of shares outstanding - basic and diluted	14	39,234,204	38,479,330	39,901,651	39,234,863

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the periods ended June 30, 2023 and 2022
[unaudited] [expressed in United States dollar, except number of shares]

								Foreign exchange	Accumulated
	Class A shares		Class B shares		Warrants		Contributed surplus	translation reserve	deficit	Total
	#	$	#	$	#	$	$	$	$	$

Balance, December 31, 2021	72	151,588	40,450,754	152,173,089	6,956,795	5,137,417	22,583,649	239,612	(126,154,317)	54,131,038
Share repurchase [note 12]	-	-	(1,663,100)	(6,660,129)	-	-	-	-	4,951,202	(1,708,927)
Share-based payments [note 13]	-	-	124,358	132,570	-	-	305,597	-	-	438,167
Share cancellation [note 12]	-	-	(504,888)	(1,752,090)	-	-	1,752,090	-	-	-
Warrants expired [note 12]	-	-	-	-	(163,535)	(7,963)	7,963	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	-	50,986	(10,329,502)	(10,278,516)
Balance, June 30, 2022	72	151,588	38,407,124	143,893,440	6,793,260	5,129,454	24,649,299	290,598	(131,532,617)	42,581,762

Balance, December 31, 2022	72	151,588	38,504,210	143,258,972	6,482,093	2,142,400	28,500,924	652,601	(144,164,265)	30,542,220
Share repurchase [note 12]	-	-	(1,904,700)	(7,165,356)	-	-	-	-	4,207,540	(2,957,816)
Share-based payments [note 13]	-	-	-		-	-	2,377,948	-	-	2,377,948
Share options exercised [note 12]	-	-	21,000	33,247	-	-	(13,000)	-	-	20,247
PSUs converted to shares [note 13]	-	-	2,420,104	1,180,070	-	-	(1,180,070)	-	-	-
Warrant issued [note 12]	-	-	-	-	3,925,000	1,231,980	-	-	-	1,231,980
Warrants expired [note 12]	-	-	-	-	(7,311)	(138,885)	138,885	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	-	(217,489)	(15,447,822)	(15,665,311)
Balance, June 30, 2023	72	151,588	39,040,614	137,306,933	10,399,782	3,235,495	29,824,687	435,112	(155,404,547)	15,549,268

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2023 and 2022 [unaudited] [expressed in United States dollar]

	2023	2022
	$	$
Operating activities
Net loss from continuing operations	(15,447,822)	(13,426,336)
Add (deduct) items not affecting cash
Depreciation and amortization	2,237,289	2,234,373
Interest expense	15,071	38,880
Share-based payments	3,609,928	438,167
Change in fair value of investments	277,329	302,754
Change in fair value of derivative liability	(121,243)	(339,783)
Unrealized foreign exchange loss	-	209,142
Gain on remeasurement of financial liability	(2,926,922)	(82,725)
Impairment loss	4,319,619	-
Changes in non-cash working capital balances
Finance receivables	(896,431)	(2,388,388)
Other receivables	5,353	(361,951)
Prepaid expenses and deposits	(30,545)	(172,762)
Note receivable	(224,610)	-
Trade and other payables	919,954	200,133
Cash used in continuing operating activities	(8,263,030)	(13,348,496)
Cash used in discontinued operating activities	-	(1,142,982)
Cash used in operating activities	(8,263,030)	(14,491,478)

Investing activities
Purchase of investments	-	(6,162)
Purchase of equipment	-	(19,964)
Additions to intangible assets	-	(250,000)
Proceeds from sale of investments	-	158,036
Cash used in continuing investing activities	-	(118,090)
Cash provided by discontinued investing activities	-	12,730,942
Cash provided by investing activities	-	12,612,852

Financing activities
Share repurchase	(2,957,816)	(1,708,927)
Payment of lease obligation	(109,026)	(53,067)
Share options exercised	20,247	-
Cash used in continuing financing activities	(3,046,595)	(1,761,994)
Cash used in discontinued financing activities	-	-
Cash used in financing activities	(3,046,595)	(1,761,994)

Net decrease	(11,309,625)	(3,640,620)
Cash and cash equivalents, beginning of the period	16,980,472	35,259,645
Cash and cash equivalents, end of the period	5,670,847	31,619,025

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FSD PHARMA INC. Notes to the condensed consolidated interim financial statements (expressed in United States dollars) June 30, 2023 and 2022

1. Nature of business

FSD Pharma Inc. ("FSD" or the "Company") is a biotechnology company engaged in pharmaceutical research and development ("R&D"). Through the Company's wholly owned subsidiary, Lucid Psycheceuticals Inc. ("Lucid"), the Company is focused on the research and development of its lead compounds Lucid-MS (also known as Lucid-21-302) and Lucid-PSYCH (also known as Lucid-201). The Company is also focused on the development of UNBUZZD™, a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption. During the period ended June 30, 2023, the Company made a strategic decision to terminate the ongoing R&D of ultra-micronized palmitoylethanolamide ("PEA") or FSD-PEA (also known as FSD-201).

FV Pharma Inc. ("FV Pharma"), a wholly owned subsidiary of the Company, was a licensed producer of cannabis in Canada under the Cannabis Act (Canada) (together with the regulations promulgated thereunder (the "Cannabis Regulations"), the "Cannabis Act") and associated Cannabis Regulations. FV Pharma surrendered its cannabis license in July 2020 and suspended all activities in September 2020. In March 2020, the Company decided to focus its efforts and resources on the pharmaceutical business and initiated the process to exit the medical cannabis industry and sell FV Pharma's facility located at 520 William Street, Cobourg, Ontario, K9A 3A5 (the "Facility") and the 64-acre property on which the Facility is located (the "Facility Property"). On May 6, 2022, the Company closed the sale of the Facility and the Facility Property (refer to Note 3).

On May 13, 2022, FSD Strategic Investments Inc. ("FSD Strategic Investments"), a wholly owned subsidiary of the Company, was incorporated. FSD Strategic Investments is focused on generating returns and cashflow through the issuance of loans secured by residential or commercial property, with FSD Strategic Investments having a first collateral mortgage on the secured property.

On November 24, 2022, FSD Pharma Australia Pty Ltd. (“FSD Australia”), a wholly owned subsidiary of the Company, was incorporated. FSD Australia will be used to facilitate the Company's development of certain compounds through Australian clinical trials.

The Company's registered office is located at 199 Bay Street, Suite 4000, Toronto, Ontario, M5L 1A9.

Subsidiaries

These unaudited condensed consolidated interim financial statements are comprised of the financial results of the Company and its subsidiaries, which are the entities over which the Company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee.

The Company has the following subsidiaries:

		Ownership percentage as at
Entity Name	Country	June 30, 2023	December 31, 2022
		%	%
FSD Biosciences Inc.	USA	100	100
Prismic Pharmaceuticals Inc.	USA	100	100
FV Pharma Inc.	Canada	100	100
Lucid Psycheceuticals Inc.	Canada	100	100
FSD Strategic Investments Inc.	Canada	100	100
FSD Pharma Australia Pty Ltd	Australia	100	100

FSD PHARMA INC. Notes to the condensed consolidated interim financial statements (expressed in United States dollars) June 30, 2023 and 2022

2. Basis of presentation

[a] Statement of compliance

These unaudited condensed consolidated interim financial statements ("financial statements') were prepared using the same accounting policies and methods as those used in the Company's audited consolidated financial statements for the year ended December 31, 2022. These financial statements have been prepared in compliance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") have been omitted or condensed. These financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2022.

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on July 20, 2023.

[b] Functional currency and presentation currency

The financial statements of each company within the consolidated group are measured using their functional currency, which is the currency of the primary economic environment in which an entity operates. The Company's functional currency is the United States dollar and the functional currencies of its subsidiaries are as follows:

FSD Biosciences Inc.	United States Dollar
Prismic Pharmaceuticals Inc.	United States Dollar
FV Pharma Inc.	Canadian Dollar
Lucid Psycheceuticals Inc.	Canadian Dollar
FSD Strategic Investments Inc.	Canadian Dollar
FSD Pharma Australia Pty Ltd	Australian Dollar

[c] Use of estimates and judgments

The preparation of these financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, consistent with those disclosed in the audited consolidated financial statements for the year ended December 31, 2022 and described in these financial statements. Actual results could differ from these estimates.

Estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

New standards, amendments and interpretations recently adopted by the Company

IAS 1, Presentation of financial statements ("IAS 1")

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1). The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the consolidated statements of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments include clarifying the classification requirements for debt a company might settle by converting it into equity.

FSD PHARMA INC. Notes to the condensed consolidated interim financial statements (expressed in United States dollars) June 30, 2023 and 2022

The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. In July 2020, the effective date was deferred to January 1, 2023. The impact of adopting these amendments on the Company's financial statements was not significant.

IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8")

In February 2021, the IASB issued Definition of Accounting Estimates, which amends IAS 8. The amendment will require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarifies how to distinguish changes in accounting policies from changes in accounting estimates. Under the new definition, accounting estimates are "monetary amounts in financial statements that are subject to measurement uncertainty". The amendment provides clarification to help entities to distinguish between accounting policies and accounting estimates.

The amendments are effective for annual periods beginning on or after January 1, 2023. The impact of adopting these amendments on the Company's financial statements was not significant.

IAS 12, Income Taxes ("IAS 12")

In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a single transaction (Amendments to IAS 12). The amendment narrows the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal taxable and deductible temporary differences. As a result, companies will need to recognize a deferred tax asset and deferred tax liability for temporary differences arising on initial recognition of transactions such as leases and decommissioning obligations.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. The impact of adopting these amendments on the Company's financial statements was not significant.

New standards, amendments and interpretations not yet adopted by the Company

IFRS 16 - Leases ("IFRS 16")

In September 2022, the IASB issued amendments to IFRS 16, Leases, which add to requirements explaining how a company accounts for a sale and leaseback after the date of the transaction.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted.

All other IFRSs and amendments issued but not yet effective have been assessed by the Company and are not expected to have a material impact on the Consolidated Financial Statements.

3. Discontinued operations

In March 2020, the Company decided to focus its efforts and resources on the pharmaceutical business and initiated the process to exit the medical cannabis industry and sell the Facility and the Facility Property. On May 6, 2022, the Company closed the sale of the Facility and the Facility Property for total consideration of $12,730,942 (C$16,400,000). The Company recognized a gain of $4,249,582 on the sale of the Facility and the Facility Property and incurred selling expenses of $616,002 for the year ended December 31, 2022.

Results of operations related to the Disposal Group are reported as discontinued operations for the period ended June 30, 2022.

FSD PHARMA INC. Notes to the condensed consolidated interim financial statements (expressed in United States dollars) June 30, 2023 and 2022

Net loss and comprehensive loss from discontinued operations for the three and six months ended June 30, 2022 is comprised of the following:

		For the three months	For the six months
		ended June 30,	ended June 30,
	Notes	2022	2022
		$	$
Expenses
General and administrative	15	725,926	1,185,600
Total operating expenses		725,926	1,185,600

Loss from discontinued operations		(725,926)	(1,185,600)

Other income		17,684	(32,852)
Gain on sale of property and plant		4,249,582	(4,249,582)
Net income from discontinued operations		3,541,340	3,096,834

Cash flows from discontinued operations for the six months ended June 30, 2022 is comprised of the following:

		For the six months ended
		June 30,
		2022
		$
Operating activities
Net income from discontinued operations		3,096,834
Add (deduct) items not affecting cash
Changes in non-cash working capital balances
Gain on sale of facility and property		(4,249,582)
Other receivables		(88,588)
Prepaid expenses and deposits		98,354
Cash used in operating activities		(1,142,982)

Proceeds from sale of property and plant		12,730,942
Cash provided by investing activities		12,730,942

There were no discontinued operations for the three and six months ended June 30, 2023.

4. Other receivables

The Company's other receivables are comprised of the following:

	June 30, 2023	December 31, 2022
	$	$
Sales tax recoverable	360,013	279,333
Interest receivable	5,308	95,044
Other receivables	3,703	-
	369,024	374,377

FSD PHARMA INC. Notes to the condensed consolidated interim financial statements (expressed in United States dollars) June 30, 2023 and 2022

5. Prepaid expenses and deposits

The Company's prepaid expenses and deposits include the following:

	June 30, 2023	December 31, 2022
	$	$
Research and development	138,960	308,502
Insurance	257,335	95,697
Other prepaids and deposits	106,387	67,938
	502,682	472,137

6. Finance receivables

Finance receivables consist of secured loans to customers measured at amortized cost, net of allowance for credit losses.

Finance receivables as at June 30, 2023 are as follows:

$
Balance - December 31, 2022	7,431,656
Additions (Note 18)	880,680
Add: Interest income	279,657
Less: Interest payments	(309,138)
Less: Principal payments	(151,044)
Effects of foreign exchange	196,276
Balance - June 30, 2023	8,328,087
Current	2,322,368
Non-current	6,005,719
Balance - June 30, 2023	8,328,087

Allowances for credit losses as at June 30, 2023, were $nil. Finance receivables earn fees at fixed rates and have an average term to maturity of two years from the date of issuance. The loans are secured by residential or commercial property with a first collateral mortgage on the secured property, except for the loan issued to a related party (Note 18). Loans are issued up to 55% of the initial appraised value of the secured property at the time of issuance.

Finance receivables include the following:

$
Minimum payments receivable	9,070,102
Unearned income	(742,015)
Net investment	8,328,087
Allowance for credit losses	-
Balance - June 30, 2023	8,328,087

As at June 30, 2023, all loans were classified as stage 1 and there were no changes between stages during the period.

FSD PHARMA INC. Notes to the condensed consolidated interim financial statements (expressed in United States dollars) June 30, 2023 and 2022

7. Investments

The following tables outline changes in investments during the periods:

				Change in fair
			Balance at December	value through	Balance at
Entity	Instrument	Note	31, 2022	profit or loss	June 30, 2023
			$	$	$
Solarvest BioEnergy Inc.	Shares	(i)	221,490	(164,842)	56,648
Solarvest BioEnergy Inc.	Convertible debenture	(i)	177,192	(131,874)	45,318
A2ZCryptoCap Inc.	Shares	(ii)	10,632	(4,590)	6,042
Lions Bay Fund	Shares	(III)	418,298	23,977	442,275
			827,612	(277,329)	550,283

(i) Solarvest BioEnergy Inc. ("Solarvest")

The Company holds 3,000,000 common shares of Solarvest and a convertible debenture with a principal amount of C$2,400,000 maturing on May 31, 2024. The convertible debenture can be converted into common shares of Solarvest at a price of $1.00 per share.

As at June 30, 2023, the fair value of the shares was determined based on the quoted market price of the shares of C$0.025 per share (December 31, 2022 - C$0.10). The fair value of the convertible debenture is calculated as the fair value of the shares the Company would receive if the debenture were converted into 2,400,000 common shares at the Solarvest share price of C$0.025 as at June 30, 2023 (December 31, 2022 - C$0.10). The shares have been classified as level 1 within the fair value hierarchy - quoted market price, and the convertible debenture has been classified as level 2 - valuation technique with observable market inputs.

(ii) A2ZCryptoCap Inc. ("A2Z")

On June 23, 2022, the Company acquired 80,000 shares of A2Z for C$0.10 per share. As at June 30, 2023, the fair value of the shares was determined based on the quoted market price of the shares of C$0.10 per share (December 31, 2022 - C$0.18). The shares have been classified as level 1 within the fair value hierarchy - quoted market price.

(iii) Lions Bay Fund ("Fund")

During the year ended December 31, 2022, the Company invested C$500,000 into the Fund. As at June 30, 2023, the fair value of the investment was determined to be C$585,562 (December 31, 2022 - C$566,569) based on the Company's share of the net asset value of the fund. The net asset value as provided by the Fund manager provides the most reasonable assessment of the investment's fair value given the magnitude of the investment. Due to the unobservable nature of the net asset value, the investment has been classified as level 3 within the fair value hierarchy and is measured at fair value through profit or loss. Therefore, the Company cannot assess whether applying reasonable possible alternative assumptions would have an impact on the fair value of the investment.

FSD PHARMA INC. Notes to the condensed consolidated interim financial statements (expressed in United States dollars) June 30, 2023 and 2022

8. Intangible assets

Intangible assets as at June 30, 2023 are as follows:

	Innovet	Prismic	Lucid	Total
	$	$	$	$
As at December 31, 2022	750,000	19,201,493	6,314,571	26,266,064
Impairment	(750,000)	(19,201,493)	-	(19,951,493)
As at June 30, 2023	-	-	6,314,571	6,314,571

Accumulated amortization
As at December 31, 2022	229,933	13,457,622	538,220	14,225,775
Amortization	39,971	1,904,348	208,603	2,152,922
Impairment	(269,904)	(15,361,970)	-	(15,631,874)
As at June 30, 2023	-	-	746,823	746,823

Net book value
As at December 31, 2022	520,067	5,743,871	5,776,351	12,040,289
As at June 30, 2023	-	-	5,567,748	5,567,748

During the three months ended March 31, 2023, the Company recognized an impairment loss of $480,096 in the statement of loss and comprehensive loss related to the Innovet License Agreement as the Company made a strategic decision to no longer pursue the development of ultra-micro PEA for veterinary purposes.

During the three months ended June 30, 2023, the Company recognized an impairment loss of $3,839,523 in the statement of loss and comprehensive loss related to licensed compound ultra-micro PEA ("FSD-201" or "FSD-PEA") acquired through the acquisition of Prismic as the Company made a strategic decision to no longer pursue the development of FSD-201.

9. Trade and other payables

Trade and other payables consist of the following:

	June 30, 2023	December 31, 2022
	$	$
Trade payables	3,907,667	2,760,002
Accrued liabilities (i)	1,411,143	4,348,417
	5,318,810	7,108,419

(i) Accrued liabilities consist of the following:

	June 30, 2023	December 31, 2022
	$	$
External research and development fees	7,733	3,531,996
Operational expenses	96,080	92,783
Professional and other fees	898,137	314,445
Accrued interest	409,193	409,193
	1,411,143	4,348,417

FSD PHARMA INC. Notes to the condensed consolidated interim financial statements (expressed in United States dollars) June 30, 2023 and 2022

10. Lease obligations

The lease obligations as at June 30, 2023, are as follows:

$
Balance - December 31, 2022	215,874
Add: Interest Expense	7,107
Less: Lease Payments	(109,026)
Effects of foreign exchange	3,158
Balance - June 30, 2023	117,113
Current	107,202
Non-current	9,911
Balance - June 30, 2023	117,113

Lease obligations are related to the Company's office leases.

The following table sets out a maturity analysis of the lease payments payable, showing the undiscounted lease payments to be paid on an annual basis, reconciled to the lease obligation as follows:

$
Less than one year	111,607
One to two years	9,956
Thereafter	-
Total undiscounted lease payments payable	121,563
Less: impact of present value	(4,450)
Balance - June 30, 2023	117,113

11. Warrants Liability

In August 2020, the Company issued 2,762,430 Class B shares and 1,381,215 warrants to purchase Class B shares for total cash proceeds of $9,999,997. Each warrant is exercisable to purchase one Class B share of the Company at an exercise price of $4.26 per share and expire five years from the date of issuance. The fair value of these warrants is classified as Level 2 in the fair value hierarchy.

On initial recognition the Company determined that these warrants did not meet the IFRS definition of equity due to the exercise price being denominated in United States dollar, which was not the functional currency of the Company at the time resulting in variability in exercise price. The change in functional currency on October 1, 2020, was determined to be a change in circumstance and, as such, the Company has made an accounting policy choice to continue to recognize the warrants as a financial liability classified at fair value through profit or loss.

The fair value of the warrants liability as at June 30, 2023, was $122,351 (December 31, 2022 - $243,594) resulting in a gain on change in fair value of $328,193 and $121,243 for the three and six months ended June 30, 2023. The fair value was determined using the Black-Scholes option pricing model and the following assumptions:

	June 30, 2023	December 31, 2022
Share price	$1.15	$0.79
Exercise price	$4.26	$4.26
Expected dividend yield	-	-
Risk free interest rate	4.54%	4.07%
Expected life	2.10	2.60
Expected volatility	66%	96%

FSD PHARMA INC. Notes to the condensed consolidated interim financial statements (expressed in United States dollars) June 30, 2023 and 2022

12. Share capital

[a] Authorized

The Company is authorized to issue an unlimited number of Class A multiple voting shares ("Class A shares") and an unlimited number of Class B subordinate voting shares ("Class B shares"), all without par value. All shares are ranked equally with regard to the Company's residual assets.

The holders of Class A shares are entitled to 276,660 votes per Class A share held. Class A shares are held by certain Directors and the former CEO of the Company. The holders of Class B shares are entitled to one (1) vote per share held.

[b] Issued and outstanding

Reconciliation of the Company's share capital is as follows:

	Class A shares		Class B shares		Warrants
	#	$	#	$	#	$
Balance, December 31, 2021	72	151,588	40,450,754	152,173,089	6,956,795	5,137,417
Share repurchase [a]	-	-	(1,663,100)	(6,660,129)	-	-
Shares-based payments [b]	-	-	124,358	132,570	-	-
Share cancellation [c]	-	-	(504,888)	(1,752,090)	-	-
Warrants expired	-	-	-	-	(163,535)	(7,963)
Balance, June 30, 2022	72	151,588	38,407,124	143,893,440	6,793,260	5,129,454

Balance, December 31, 2022	72	151,588	38,504,210	143,258,972	6,482,093	2,142,400
Share repurchase [d]	-	-	(1,904,700)	(7,165,356)	-	-
Warrants issued [e]	-	-	-	-	3,925,000	1,231,980
PSU converted to shares [f]	-	-	2,420,104	1,180,070	-	-
Share options exercised [Note 13]	-	-	21,000	33,247	-	-
Warrants expired	-	-	-	-	(7,311)	(138,885)
Balance, June 30, 2023	72	151,588	39,040,614	137,306,933	10,399,782	3,235,495

[a] During the six months ended June 30, 2022, the Company repurchased 1,770,400 Class B Common Shares at prevailing market prices as part of its share repurchase program. As at June 30, 2022, 1,663,100 Class B Common Shares were cancelled and the remaining 107,300 were cancelled subsequent to June 30, 2022.

[b] During the six months ended June 30, 2022, the Company issued 124,358 Class B shares for services received during the period with a fair value of $132,570.

[c] On March 29, 2022, the Company cancelled 504,888 Class B shares previously held by the former CEO following a court decision with respect to the shares issued in February 2021.

[d] During the six months ended June 30, 2023, the Company repurchased 1,904,700 and cancelled Class B Common Shares at prevailing market prices as part of its share repurchase program.

[e] During the six months ended June 30, 2023, the Company issued 3,925,000 warrants for consulting services with a fair value of $1,384,553. The Company recognized $1,231,980 as expense during the period ended June 30, 2023, with the remaining $152,573 to be recognized over the vesting period of certain warrants. The Company determined the fair value of the services received could not be measured reliably and determined the fair value using the Black-Scholes model.

FSD PHARMA INC. Notes to the condensed consolidated interim financial statements (expressed in United States dollars) June 30, 2023 and 2022

[f] During the six months ended June 30, 2023, 21,000 share options were exercised with an exercise price of C$1.30 in exchange for 21,000 Class B Common Shares.

The changes in the number of warrants outstanding during the six months ended June 30, 2023 and 2022 were as follows:

		Weighted average
	Number of warrants	exercise price
	#	C$
Outstanding as at December 31, 2021	6,956,795	5.50
Expired	(163,535)	18.09
Outstanding as at June 30, 2022	6,793,260	5.24

Outstanding as at December 31, 2022	6,482,093	5.48
Issued	3,925,000	4.56
Expired	(7,311)	16.08
Outstanding as at June 30, 2023	10,399,782	5.05

Measurement of fair values

The fair value of the warrants issued during the six months ended June 30, 2023, were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

2023
Grant date share price	$1.44 - $2.29
Exercise price	$1.50 - $10.82
Expected dividend yield	-
Risk free interest rate	3.08% - 4.26%
Expected life	1 - 5 years
Expected volatility	64% - 109%

There were no warrants granted during the six months ended June 30, 2022.

FSD PHARMA INC. Notes to the condensed consolidated interim financial statements (expressed in United States dollars) June 30, 2023 and 2022

The following table is a summary of the Company's warrants outstanding as at June 30, 2023:

Warrants Outstanding
	Exercise price	Number outstanding
Expiry Date	C$	#
July 24, 2023	13.07	3,357
July 26, 2023	2.50	100,000
September 11, 2023	5.43	22,382
March 14, 2024 (i)	2.45	200,000
March 14, 2024 (i)	5.64	100,000
March 14, 2024 (i)	10.59	200,000
March 30, 2024 (i)	1.99	300,000
March 30, 2024 (i)	3.97	250,000
March 30, 2024 (i)	5.96	250,000
February 27, 2025 (i)	2.32	400,000
February 27, 2025 (i)	5.30	400,000
February 27, 2025 (i)	10.59	200,000
March 15, 2025	1.50	37,500
March 15, 2025	3.00	37,500
March 23, 2025	1.50	50,000
March 24, 2025 (i)	2.32	400,000
March 24, 2025 (i)	5.30	400,000
March 24, 2025 (i)	10.59	200,000
May 4, 2025	26.73	3,730
May 10, 2025	26.73	1,865
May 17, 2025	26.73	3,730
May 31, 2025	26.73	1,865
June 8, 2025	9.65	1,500,000
August 6, 2025 (i)	5.64	1,381,215
October 20, 2025 (i)	3.44	3,454,543
January 16, 2026	26.73	1,722
January 20, 2026	26.73	373
May 15, 2028	1.50	500,000
	5.05	10,399,782

(i) Warrants were issued in US$

FSD PHARMA INC. Notes to the condensed consolidated interim financial statements (expressed in United States dollars) June 30, 2023 and 2022

The following table is a summary of the Company's warrants outstanding as at June 30, 2022:

Warrants Outstanding
	Exercise price	Number outstanding
Expiry Date	C$	#
September 15, 2022	4.42	199,005
November 30, 2022	1.21	46,242
December 31, 2022	2.43	65,920
May 20, 2023	16.08	7,311
June 23, 2023	2.50	100,000
July 24, 2023	13.07	3,357
September 11, 2023	5.43	22,382
May 4, 2025	26.73	3,730
May 10, 2025	26.73	1,865
May 17, 2025	26.73	3,730
May 31, 2025	26.73	1,865
June 8, 2025	9.65	1,500,000
August 6, 2025 (i)	5.49	1,381,215
October 20, 2025 (ii)	3.35	3,454,543
January 16, 2026	26.73	1,722
January 20, 2026	26.73	373
	5.24	6,793,260

(i) Warrants were issued in US$

13. Share-based compensation

The Company has established a share option plan (the "Option Plan") for directors, officers, employees and consultants of the Company. The Company's Board of Directors determines, among other things, the eligibility of individuals to participate in the Option Plan, the term and vesting periods, and the exercise price of options granted to individuals under the Option Plan.

Each share option converts into one common share of the Company on exercise. No amounts are paid or payable by the individual on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

[i] Share-based payment arrangements

During the six months ended June 30, 2023, the Company granted 2,488,000 share options to directors, officers, employees and consultants of the Company.

FSD PHARMA INC. Notes to the condensed consolidated interim financial statements (expressed in United States dollars) June 30, 2023 and 2022

The changes in the number of share options during the six months ended June 30, 2023 and 2022 were as follows:

	Number of	Weighted average
	options	exercise price
	#	C$
Outstanding as at December 31, 2021	3,224,859	2.75
Forfeited	(4,000)	3.75
Expired	(42,226)	3.71
Cancelled	(2,820,104)	2.56
Outstanding as at June 30, 2022	358,529	4.12
Exercisable as at June 30, 2022	355,771	4.12
	Number of	Weighted average
	options	exercise price
	#	C$
Outstanding as at December 31, 2022	418,529	3.71
Granted	2,488,000	1.52
Forfeited	(55,000)	1.63
Exercised	(21,000)	1.30
Expired	(118,143)	6.89
Outstanding as at June 30, 2023	2,712,386	1.63
Exercisable as at June 30, 2023	2,538,634	1.57

During the six months ended June 30, 2023, 118,143 share options (2022 - 42,226) related to former officers and employees who are no longer with the Company expired. Individuals who are no longer with the Company have 30 days after their last day to exercise any vested share options. Vested options that remain unexercised after 30 days expire.

During the six months ended June 30, 2022, the Company cancelled 2,820,104 share options issued to officers and consultants of the Company and issued 2,820,104 replacement performance share units.

Measurement of fair values

The fair value of share options granted during the six months ended June 30, 2023, were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

2023
Grant date share price	C$1.28 - C$2.30
Exercise price	C$1.30 - C$2.45
Expected dividend yield	-
Risk free interest rate	2.88% - 3.99%
Expected life	2.91 - 5 years
Expected volatility	95% - 110%

Expected volatility was estimated by using the annualized historical volatility of the Company. The expected option life represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on Canadian government bonds with a remaining term equal to the expected life of the options.

There were no share options granted during the six months ended June 30, 2022.

FSD PHARMA INC. Notes to the condensed consolidated interim financial statements (expressed in United States dollars) June 30, 2023 and 2022

The following table is a summary of the Company's share options outstanding as at June 30, 2023:

Options outstanding			Options exercisable
		Weighted average
		remaining contractual
Exercise price	Number outstanding	life [years]	Exercise price	Number exercisable
C$	#	#	C$	#
1.30	2,000,000	4.63	1.30	2,000,000
1.70	103,453	1.72	1.70	103,453
2.25	157,300	0.58	2.25	157,298
2.32	15,000	2.67	2.32	15,000
2.32	15,000	2.73	2.32	15,000
2.45	403,000	3.01	2.45	231,000
2.91	5,150	2.50	2.91	5,150
3.75	5,000	0.72	3.75	5,000
3.86	5,000	3.36	3.86	3,250
50.25	3,483	0.79	50.25	3,483
1.63	2,712,386	4.00	1.57	2,538,634

The following table is a summary of the Company's share options outstanding as at June 30, 2022:

Options outstanding			Options exercisable
		Weighted average
		remaining contractual
Exercise price	Number outstanding	life [years]	Exercise price	Number exercisable
C$	#	#	C$	#
1.70	103,453	2.72	1.70	103,453
2.91	5,150	3.50	2.91	5,150
2.25	168,898	1.54	2.25	168,898
2.61	12,687	0.99	2.61	12,683
3.75	5,000	1.72	3.75	5,000
3.86	5,000	4.36	3.86	2,250
5.43	16,265	0.99	5.43	16,264
10.65	3,731	0.99	10.65	3,730
13.07	10,856	0.99	13.07	10,855
13.47	1,418	0.99	13.47	1,418
16.08	18,410	0.99	16.08	18,409
17.89	4,178	0.99	17.89	4,178
50.25	3,483	1.79	50.25	3,483
4.12	358,529	1.85	4.12	355,771

[ii] Performance Share Units ("PSUs")

In May 2022, the Company established a performance share unit plan ("PSU Plan"), for directors, offers, employees and consultants of the Company. The Company's Board of Directors determines the eligibility of individuals to participate in the PSU Plan in order to align their interests with those of the Company's shareholders.

No amounts are paid or payable by the individual on receipt of the PSUs. Each PSU converts into one common share of the Company at $nil exercise price. The Company's PSU Plan provides that the number of common shares reserved for issuance may not exceed 10% of the aggregate number of common shares that are outstanding unless the Board has increased such limit by a Board resolution.

FSD PHARMA INC. Notes to the condensed consolidated interim financial statements (expressed in United States dollars) June 30, 2023 and 2022

The change in the number of PSUs during the six months ended June 30, 2023, is as follows:

Number of PSUs
#
Outstanding as at December 31, 2022	2,420,104
Granted	400,000
Converted to Class B Common shares	(2,420,104)
Outstanding as at June 30, 2023	400,000

During the six months ended June 30, 2023, the Company converted 2,420,104 PSUs to Class B Common shares following the completion of the vesting condition on January 6, 2023, the filing of the MS Phase 1 IND. During the six months ended June 30, 2023, the Company granted 400,000 PSUs to independent directors of the Company. As at June 30, 2023, the PSUs had fully vested upon the filing of the MS Phase 1 IND on January 6, 2023.

The Company recognized share-based compensation for the three and six months ended June 30, 2023 and 2022 as follows:

	For the three months For the six months ended
	ended June 30,			June 30,
	2023	2022	2023	2022
	$	$	$	$
Share options	65,992	24,781	1,919,695	32,342
PSUs	-	273,255	458,253	273,255
Class B Common Shares issued for services	-	56,970	-	132,570
Warrants issued for services	337,401	-	1,231,980	-
	403,393	355,006	3,609,928	438,167

14. Loss per share

Net loss per common share represents net loss attributable to common shareholders divided by the weighted average number of common shares outstanding during the year.

For all the periods presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of warrants, share options and PSUs. The outstanding number and type of securities that could potentially dilute basic net loss per share in the future but would have decreased the loss per share (anti-dilutive) for the six months ended June 30, 2023 and 2022 are as follows:

	June 30, 2023	June 30, 2022
	#	#
Warrants	10,399,782	6,793,260
Share Options	2,712,386	358,529
PSUs	400,000	2,820,104
	13,512,168	9,971,893

FSD PHARMA INC. Notes to the condensed consolidated interim financial statements (expressed in United States dollars) June 30, 2023 and 2022

15. General and administrative

Components of general and administrative expenses for the three and six months ended June 30, 2023 and 2022 were as follows:

	For the three months ended		For the six months ended
		June 30,		June 30,
	2023	2022	2023	2022
	$	$	$	$
Professional fees	814,488	1,696,127	1,408,774	3,828,504
General office, insurance and administration
expenditures	691,102	1,373,775	1,313,418	1,845,298
Consulting fees	269,067	404,494	825,871	756,183
Salaries, wages and benefits	465,899	577,682	1,095,926	1,156,032
Investor relations	100,158	1,036,673	347,550	1,327,843
Building and facility costs	-	107,594	-	519,954
Foreign exchange (gain) loss	(469,956)	496,110	(404,004)	246,617
	1,870,758	5,692,455	4,587,535	9,680,431
Allocated to:
Continuing operations	1,870,758	4,966,529	4,587,535	8,494,831
Discontinued operations	-	725,926	-	1,185,600

16. Segment information

Reportable segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, with appropriate aggregation. The chief operating decision maker is the CEO who is responsible for allocating resources, assessing the performance of the reportable segment and making key strategic decisions. The Company operates in two segments: Biotechnology and Strategic Investments.

The Company's Biotechnology segment is focused on furthering the research and development of the Company's two drug candidates consisting of Lucid-PSYCH and Lucid-MS, and the development of UNBUZZD™. The Biotechnology segment primarily earns interest income on guaranteed investment certificates.

The Company's Strategic Investments segment is focused on generating returns and cashflow through the issuance of loans secured by residential or commercial property, with FSD Strategic Investments having a first collateral mortgage on the secured property.

Assets by segment are as follows:

	As at June 30, 2023		As at December 31, 2022
	Biotechnology	Strategic Investments	Biotechnology	Strategic Investments
	$	$	$	$
Current assets	6,553,603	230,839	17,850,174	-
Non-current assets	6,295,562	8,328,087	13,128,826	7,431,656

Interest income by segments is presented below:

	For the three months ended June 30, 2023		For the six months ended June 30, 2023
	Biotechnology	Strategic Investments	Biotechnology	Strategic Investments
	$	$	$	$
Interest income	34,787	151,376	171,303	287,201

FSD PHARMA INC. Notes to the condensed consolidated interim financial statements (expressed in United States dollars) June 30, 2023 and 2022

17. Commitments and contingencies

Commitments

Epitech License Agreement

Under the terms of the Company's License Agreement with Epitech Group SPA ("Epitech"), the Company has payments due to Epitech pending the achievement of specified milestones. Upon first notification by the U.S. Food and Drug Administration ("FDA") of approval of a New Drug Application, the non-refundable sum of $700,000 will be due and payable to Epitech. Within thirty days of the first notification by the FDA of approval of a New Drug Application, the Company is required to pay the non-refundable sum of $500,000 to Epitech. Within ten business days of the first notification of approval of a Supplemental New Drug Application by the FDA, the Company will pay the non-refundable sum of $1,000,000 to Epitech.

For non-prescription drug rights, any one-off lump sum payments received by the Company as consideration for granting a sub-license to a Commercial Partner with respect to a Licensed Product, shall require the Company to pay to Epitech 25% of the lump sum payment received by the Company. For prescription drug rights the Company shall pay 5% of any one-off lump sum payments to Epitech as consideration for granting a sub-license to a Commercial Partner with respect to a Licensed Product. The Company will pay the amounts payable on a quarterly basis within 60 days of the end of each calendar quarter.

The Company shall pay either a) 7% of Net Sales of the Licensed Product in a Product Regulatory Category other than prescription drugs placed on the market by the Company; or b) 25% of Net Receipts received by the Company from Commercial Partners where Licensed Products in a Product Regulatory Category other than prescription drugs are placed on the market by such Commercial Partners; or c) 5% of Net Sales or Net receipts of the Licensed Products in the Product Regulatory Category of prescription drugs. The Company will pay the amounts payable on a quarterly basis within 60 days of the end of each calendar quarter. No payments have been made to date related to these milestones.

The Company does not expect to make any additional payments under the Epitech License Agreement following the termination of the FSD-PEA clinical trials.

Lucid-MS Agreement

The Company has entered into a license agreement that governs the Lucid-MS compound. Under the terms of the agreement, the Company shall pay a yearly license maintenance fee of C$100,000 until the first commercial sale of a product is made.

Under the agreement the Company is committed to minimum milestone payments of $nil and maximum milestone payments of C$12,500,000 if all product development and regulatory milestones are met. Furthermore, the Company is also responsible to pay revenue milestone payments and royalties if revenue milestones from commercial sales are achieved. Milestones can be extended by mutual agreement. No payments have been made to date related to these milestones.

Contingencies

Legal Matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at the reporting date, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to profit or loss in that period.

FSD PHARMA INC. Notes to the condensed consolidated interim financial statements (expressed in United States dollars) June 30, 2023 and 2022

Contract Research Organization ("CRO") Dispute

The Company is involved in arbitration proceedings with a CRO regarding amounts claimed to be owed to the CRO by the Company. The CRO is claiming it is owed amounts outstanding for work on clinical trials in the United States. The Company is disputing the amounts claimed to be owed.

In November 2022, evidentiary hearings were held in New York. The parties submitted post-hearing briefs in December 2022. On May 19, 2023, an arbitrator arrived at a non-binding decision that both parties breached the agreements and awarded the CRO $1.7 million plus interest on past due amounts. On June 30, 2023, the CRO filed a motion to make the May 19, 2023 award recognized and enforceable in Ontario, Canada. The date of the proceeding to have the arbitrator’s decision enforced in an Ontario court is yet to be determined.

As a result of the arbitrator's decision and the motion to have this decision enforced in an Ontario court, the Company derecognized certain amounts previously recorded in trade and other payables on the statement of financial position during the six months ended June 30, 2023. This resulted in a gain on remeasurement of financial liability recognized in the statement of loss and comprehensive loss.

As at June 30, 2023, the ultimate outcome of the matter cannot be reliably determined, however, the Company believes it has sufficiently provided for amounts owed to the CRO which are recorded in trade and other payables.

Raza Bokhari

On July 15, 2021, the Company's former CEO, Raza Bokhari, filed a notice of arbitration seeking relief and support for breach of contract and severance and damages in the amount of $30,200,000, for aggravated and punitive damages in the amount of $500,000 and legal fees and disbursements associated with the arbitration.

Raza Bokhari was placed on administrative leave from his role as the Company's Chief Executive Officer following the Company's annual general and special meeting of shareholders on May 14, 2021, pending the outcome of an investigation of various concerns by a Special Committee comprised of independent directors using independent legal counsel. Upon the recommendation of the Special Committee, Raza Bokhari's employment was terminated for cause by the Company's board of directors on July 27, 2021.

The Company disputed the allegations and counterclaimed against Raza Bokhari for losses sustained as a result of his alleged breaches of his duties to the Corporation. The arbitration hearing concluded in August 2022 and the arbitrator issued his decision in November 2022. Raza Bokhari's claim for USD $30.2 million was dismissed in its entirety along with his claim that he had been wrongfully dismissed. The arbitrator ordered that Raza Bokhari repay certain monies to FSD Pharma, while also holding him responsible for FSD Pharma's costs of the arbitration.

On December 9, 2022, Raza Bokhari filed an application in the Ontario Superior Court seeking to set aside the arbitral award of the court on the grounds that he was not treated equally and fairly and the arbitrator's written award provided inadequate reasons for his decision.

On December 20, 2022, the Company's legal counsel wrote to the Commercial List of the Ontario Superior Court of Justice seeking to transfer the application from the Civil List to the Commercial List. The request was granted on January 12, 2023.

On April 28, 2023, the court ordered the case to be heard at the Commercial List on September 27, 2023.

FSD PHARMA INC. Notes to the condensed consolidated interim financial statements (expressed in United States dollars) June 30, 2023 and 2022

GBB Drink Lab, Inc.

GBB Drink Lab, Inc. ("GBB") has filed a complaint with the United States District Court of Southern District of Florida, Fort Lauderdale Division against FSD Biosciences, Inc. and FSD Pharma, Inc. claiming a material breach of a mutual non-disclosure agreement and misappropriation of trade secrets, which GBB claims has and continues to cause irreparable harm, valued, as of August 30, 2022 (prior to the misappropriation and material breach) at $53,047,000. On June 23, 2023, the Company filed a motion to dismiss the complaint. On July 3, 2023, GBB responded in opposition to the Company's motion to dismiss the complaint. The ultimate outcome of the matter cannot be determined at this time.

18. Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly.

Transactions with key management and directors comprised the following:

a) In fiscal 2023, the Company pays independent directors' compensation of C$60,000, with the chair of the audit committee receiving an additional C$20,000 and the chair of the compensation committee receiving an additional C$10,000. Director's compensation for the three and six months ended June 30, 2023, was $49,932 and $104,345 (2022 - $55,260 and $109,939).

b) During the six months ended June 30, 2023, the Company granted 400,000 (2022 - nil) PSUs to independent members of the Board of Directors. As at June 30, 2023, the PSUs had fully vested upon the filing of the MS Phase 1 IND on January 6, 2023.

c) During the six months ended June 30, 2023, the Company granted the previous interim CEO, the current CEO (formerly the President), the COO and the CEO of Lucid, 500,000 (2022 - nil) share options each with an exercise price of C$1.30 and an expiry date of January 25, 2028. All options were fully vested on grant. Each share option can be exercised to acquire one Class B Common Share.

d) During the six months ended June 30, 2023, the Company entered into a secured loan agreement with the CEO for C$1,200,000, with monthly payments of C$6,000 based on an annual interest rate of 6%. The loan matures on April 26, 2025, and is part of FSD Strategic Investments' portfolio of loans. The loan is secured by a second charge mortgage on the underlying residential property.

e) During the six months ended June 30, 2023, the Company issued 1,000,000 warrants for consulting services to certain independent members of the Board of Directors with a fair value of $533,206, prior to them joining the Board of Directors. The Company determined the fair value of the services received could not be measured reliably and determined the fair value using the Black-Scholes model.

Key management personnel compensation during the three and six months ended June 30, 2023, and 2022 is comprised of:

	For the three months		For the six months ended
	ended June 30,			June 30,
	2023	2022	2023	2022
	$	$	$	$
Salaries, benefits, bonuses and consulting fees	354,614	333,035	672,444	654,880
Share-based payments	286,835	303,595	2,344,616	309,672
Total	641,449	636,630	3,017,060	964,552

FSD PHARMA INC. Notes to the condensed consolidated interim financial statements (expressed in United States dollars) June 30, 2023 and 2022

19. Subsequent events

Subsequent to June 30, 2023, the Company sold their investment in the Lions Bay Fund for gross proceeds of C$586,704.